









Fourth Quarter and Full Year 2011
Earnings Release and Supplemental Information

Home Properties

The Gates of Deer Grove
Palatine, IL

The Apartments at Cambridge Court
Baltimore, MD



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
FOURTH QUARTER 2011
TABLE OF CONTENTS



FOR IMMEDIATE RELEASE

Home Properties Reports Fourth Quarter and Full Year 2011 Results
FFO Per Share Exceeds Wall Street's Mean Estimate by 4 Cents

ROCHESTER, N.Y., February 9, 2012 – Home Properties (NYSE: HME) today released financial results for the fourth quarter and year ended December 31, 2011. All results are reported on a diluted basis.

"Robust fourth quarter rent and revenue growth, combined with a continued decrease in expenses, contributed to the outstanding 2011 performance of Home Properties," said Edward J. Pettinella, Home Properties President and CEO. "Funds From Operations per share in 2011 was up 14% from 2010, the second highest annual growth rate in the Company's history. Financial results from core properties, recent acquisitions and new developments, as well as capital markets activities, are expected to produce another excellent year, with FFO per share growth of more than 9% in 2012."

Earnings per share ("EPS") for the quarter ended December 31, 2011 was $0.29, compared to $0.18 for the quarter ended December 31, 2010. The $0.11 increase in EPS is primarily attributable to an $8.8 million increase in income from continuing operations. EPS for the year ended December 31, 2011 was $0.89, compared to $0.54 for the year ended December 31, 2010. The $0.35 increase in EPS was due to a $20.9 million increase in income from continuing operations. Increased income from continuing operations is attributed to the results of both properties owned throughout 2010 and 2011 (the "Core" properties) and those acquired, developed, or redeveloped subsequent to January 1, 2010 (the "Non-Core" properties).

For the quarter ended December 31, 2011, Funds From Operations ("FFO") was $55.6 million, or $0.93 per share, compared to $41.9 million, or $0.85 per share, for the quarter ended December 31, 2010, which equates to a 10.5% increase on a per-share basis. Fourth quarter 2011 FFO of $0.93 per share was $0.04 above the midpoint of the guidance range provided by management and the analysts' mean estimate, as reported by Thomson. FFO for the year ended December 31, 2011 was $3.54 per share, compared to $3.10 per share in the year-ago period, a 14.0% increase. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Fourth Quarter Operating Results

For the fourth quarter of 2011, same-property comparisons (for 103 Core properties containing 34,950 apartment units owned since January 1, 2010) reflected an increase in rental income of 5.0% and a 4.7% increase in total revenues compared to the same quarter a year ago. Net operating income ("NOI") increased by 9.1% from the fourth quarter of 2010. Property level operating expenses decreased by 1.8% compared to the prior year quarter, primarily due to decreases in natural gas heating costs, personnel, and snow removal costs, which were partially offset by an increase in water & sewer, property insurance and real estate taxes.

Average physical occupancy for the Core properties was 95.3% during the fourth quarter of 2011, up from 95.1% during the fourth quarter of 2010. Average monthly rental rates of $1,195 represent a 4.7% increase compared to the year-ago period.

On a sequential basis, compared to the 2011 third quarter results for Core properties, rental income (excluding utility recovery) increased 0.9% in the fourth quarter of 2011, total revenues increased 1.5%, expenses were down 0.1% and NOI increased 2.5%.   Average physical occupancy decreased 0.2% to 95.3%.

Physical occupancy for the 7,001 apartment units acquired/developed/redeveloped between January 1, 2010 and December 31, 2011 averaged 89.2% during the fourth quarter of 2011, at average monthly rents of $1,368.

Year-to-Date Operating Results

For the year ended December 31, 2011, same-property comparisons for the Core properties reflected an increase in total revenues of 4.2% and a decrease in total expenses of 0.7%, resulting in a 7.6% increase in NOI compared to 2010.   Property level operating expenses decreased primarily due to lower electricity, natural gas heating costs, personnel, property insurance and snow and trash removal costs.   These decreases were partially offset by increases in water & sewer costs, repairs & maintenance and legal & professional expense.

Average physical occupancy for the Core properties was 95.5% during 2011, up from 95.2% a year ago, with average monthly rental rates of $1,171, an increase of 3.7% over the prior year.

Acquisitions/Dispositions

As previously reported, during the fourth quarter of 2011, the Company acquired three apartment communities with a total of 1,456 units in the Suburban Washington, D.C. region and one community with 204 units in the Chicago, Illinois region. The combined purchase price of $338 million was paid in cash.   In connection with these acquisitions, closing costs of approximately $1.5 million were incurred and are included in other expenses in the fourth quarter of 2011.

Year-to-date, the Company has acquired a total of eight communities with 2,817 units for a combined purchase price of $501 million, exceeding the $350 million high end of guidance originally provided and the highest annual level of acquisitions in the Company's history.

There were no dispositions of apartment communities during 2011.

Development

Construction on the first of the eight apartment buildings comprising The Apartments at Cobblestone Square, located in Fredericksburg, Virginia, was completed in December 2011. Construction on the rail depot renovation also was substantially completed. Occupancy for both buildings began in the fourth quarter of 2011.

Groundbreaking for Eleven55 Ripley, which will consist of 379 units located in downtown Silver Spring, Maryland, occurred in November 2011. Initial occupancy is expected to occur in the third quarter of 2013, and the entire project is expected to be completed in 2014.

On December 6, 2011, the Company acquired a 7.7 acre development parcel located in Whitemarsh, Pennsylvania for $11.1 million. The Company has received final land development plan approval for 385 apartment units at Courts at Spring Mill Station.

Capital Markets Activities

As of December 31, 2011, the Company's ratio of debt-to-total market capitalization was 43.9% (based on a December 31, 2011 stock price of $57.57 used to determine equity value), with $2.5 million outstanding balance on its $275 million revolving credit facility and $8 million of unrestricted cash on hand. Total debt of $2.7 billion was outstanding, at interest rates averaging 4.8% and with staggered maturities averaging six years. Approximately 83% of total indebtedness is at fixed rates. Interest coverage for the quarter averaged 2.8 times and the fixed charge ratio averaged 2.7 times.

During the fourth quarter, all of the Company's 4.125% Exchangeable Senior Notes were repurchased in the principal amount of $140 million plus accrued interest of $2.8 million.

As previously reported, on December 9, 2011, the Company entered into an amended and restated revolving line of credit agreement for $275 million and a new $250 million five-year unsecured term loan. The $275 million line of credit replaced the prior $175 million credit facility. The initial term is for four years and may be extended at the Company's option for an additional one-year period. Borrowing rates under the credit facility float at a margin over LIBOR plus a facility fee, both of which are priced off a grid that is tied to the Company's overall leverage ratio. Based on the current leverage ratio, the LIBOR margin is 1.3% (compared to 2.1% in the previous facility), and the annual facility fee is 0.25%. There were no material changes to the financial covenants from the previous facility. The unsecured five-year term loan is also priced at 1.3% over LIBOR, and its covenants align with those of the new revolving credit facility.

On December 19, 2011, as previously reported, the Company completed the issuance of $150 million of unsecured senior notes. The notes were offered in a private placement in two series: $90 million with a seven-year term due December 19, 2018 at 4.46% (Series A) and $60 million with a ten-year term due December 19, 2021 at 5.00% (Series B). The covenants align with those of the new revolving credit facility.

The Company has an At-The-Market equity offering program through which it may sell up to 3.6 million common shares. There was no activity in the program during the fourth quarter of 2011. During 2011, 3,204,107 shares were issued at an average price of $60.60 generating gross proceeds of $194.2 million and net proceeds of $190.1 million. There are 395,893 common shares remaining under this program.

Outlook

For 2012, the Company expects FFO between $3.79 and $3.95 per share, which will produce FFO per share growth of 7.1% to 11.6% when compared to 2011 results. The guidance range on FFO per share results for the first quarter of 2012 is $0.90 to $0.94. This guidance range reflects management's current assessment of economic and market conditions. The assumptions for the 2012 projections are included with the published supplemental information.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section, e-mail or facsimile upon request.

Fourth Quarter and Full Year 2011 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM ET to review and comment on the information reported in this release. The webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of the website homeproperties.com. For live audio-only participation, please dial 800-913-1647 (International 212-231-2900).

First Quarter 2012 Conference/Event Schedule

Home Properties' President and CEO, Edward J. Pettinella, is scheduled to participate in a roundtable presentation and question and answer session during Citi's 17th Annual Global Property CEO Conference in Palm Beach, Florida to be held from March 11-14, 2012. Details on how to access any presentation or related materials will be available at homeproperties.com in the "Investors" section.

First Quarter 2012 Earnings Release and Conference Call

The first quarter financial results are scheduled to be released after the stock market closes on Thursday, May 3, 2012. The complete webcast, with both audio and a slide presentation, will be available live on Friday, May 4, 2012, at 11:00 AM ET and archived by 1:00 PM, through the "Investors" section home page of the website homeproperties.com.   For live audio-only participation, please dial 800-913-1647 (International 212-231-2900).

This release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast and Mid-Atlantic markets. An S & P 400 Company, Home Properties owns and operates 124 communities containing 41,951 apartment units. For more information, visit Home Properties' website at homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS

Fourth Quarter Results:	**Avg. Physical Occupancy**[a]		**4Q 2011**	**4Q 2011 vs. 4Q 2010 % Growth**			
	4Q 2011	**4Q 2010**	**Average Monthly Rent/ Occ Unit**	**Base Rental Rates**	**Total Revenue**	**Total Expense**	**NOI**
Core Properties[b]	95.3%	95.1%	$1,195	4.7%	4.7%	(1.8%)	9.1%
Non-Core Properties[c]	89.2%	NA	$1,368	NA	NA	NA	NA
TOTAL PORTFOLIO	94.2%	NA	$1,222	NA	NA	NA	NA

Year-To-Date Results:	**Avg. Physical Occupancy**[a]		**YTD 2011**	**YTD 2011 vs. YTD 2010 % Growth**			
	YTD 2011	**YTD 2010**	**Average Monthly Rent / Occ Unit**	**Base Rental Rates**	**Total Revenue**	**Total Expense**	**NOI**
Core Properties[b]	95.5%	95.2%	$1,171	3.7%	4.2%	(0.7%)	7.6%
Non-Core Properties[c]	90.4%	NA	$1,326	NA	NA	NA	NA
TOTAL PORTFOLIO	94.8%	NA	$1,190	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties consist of 103 properties with 34,950 apartment units owned throughout 2010 and 2011.

[c] Non-Core Properties consist of 21 properties with 7,001 apartment units acquired, developed, or redeveloped subsequent to January 1, 2010, such that full year comparable operating results are not available.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2011	**2010**	**2011**	**2010**
Rental income	$ 141,220	$ 126,144	$532,365	$473,833
Property other income	11,988	10,989	47,454	42,640
Other income	59	6	154	106
Total revenues	153,267	137,139	579,973	516,579
Operating and maintenance	57,185	54,739	224,537	211,038
General and administrative	6,280	6,918	29,145	25,138
Interest	31,993	33,432	130,583	124,126
Depreciation and amortization	39,286	33,798	144,819	126,668
Other expenses	1,486	35	3,225	2,871
Total expenses	136,230	128,922	532,309	489,841
Income from continuing operations	17,037	8,217	47,664	26,738
Discontinued operations				
Income (loss) from discontinued operations	-	609	-	(407)
Gain (loss) on disposition of property	-	-	-	(13)
Discontinued operations	-	609	-	(420)
Net income	17,037	8,826	47,664	26,318
Net income attributable to noncontrolling interest	(3,108)	(2,057)	(9,808)	(6,237)
Net income attributable to common stockholders	$ 13,929	$ 6,769	$ 37,856	$ 20,081
Reconciliation from net income attributable to common stockholders to Funds From Operations:				
Net income available to common stockholders	$ 13,929	$ 6,769	$ 37,856	$ 20,081
Real property depreciation and amortization	38,566	33,112	142,059	124,803
Noncontrolling interest	3,108	2,057	9,808	6,237
(Gain) loss on disposition of property	-	-	-	13
FFO - basic and diluted [1]	$ 55,603	$ 41,938	$189,723	$151,134

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, impairment write-downs of depreciable real estate, noncontrolling interest, and extraordinary items plus depreciation from real property. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2011	**2010**	**2011**	**2010**
FFO – basic and diluted	$ 55,603	$ 41,938	$ 189,723	$ 151,134
FFO – basic and diluted	$ 55,603	$ 41,938	$ 189,723	$ 151,134
Acquisition costs of closed deals included in other expenses	1,486	35	3,225	2,871
Operating FFO [2]	$ 57,089	$ 41,973	$ 192,948	$ 154,005
FFO – basic and diluted	$ 55,603	$ 41,938	$ 189,723	$ 151,134
Recurring non-revenue generating capital expenses	(8,265)	(7,768)	(31,822)	(29,642)
Addback of non-cash interest expense	142	533	1,781	2,082
AFFO [3]	$ 47,480	$ 34,703	$ 159,682	$ 123,574
Operating FFO	$ 57,089	$ 41,973	$ 192,948	$ 154,005
Recurring non-revenue generating capital expenses	(8,265)	(7,768)	(31,822)	(29,642)
Addback of non-cash interest expense	142	533	1,781	2,082
Operating AFFO [2] [3]	$ 48,966	$ 34,738	$ 162,907	$ 126,445
Weighted average shares/units outstanding:				
Shares – basic	48,135.8	37,543.2	41,860.1	36,682.2
Shares – diluted	48,745.7	38,173.2	42,545.1	37,169.9
Shares/units – basic [4]	58,904.2	48,984.3	52,927.0	48,201.8
Shares/units – diluted [4]	59,514.1	49,614.3	53,611.9	48,689.4
Per share/unit:				
Net income – basic	$0.29	$0.18	$0.90	$0.55
Net income – diluted	$0.29	$0.18	$0.89	$0.54
FFO – basic	$0.94	$0.86	$3.58	$3.14
FFO – diluted	$0.93	$0.85	$3.54	$3.10
Operating FFO [2]	$0.96	$0.85	$3.60	$3.16
AFFO [3]	$0.80	$0.70	$2.98	$2.54
Operating AFFO [2] [3]	$0.82	$0.70	$3.04	$2.60
Common Dividend paid	$0.62	$0.58	$2.48	$2.32

[2] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of acquisition costs on closed deals.

[3] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $800 per apartment unit in 2011 and 2010. Non-cash interest expense of the exchangeable senior notes in accordance with ASC 470-20 (formerly APB14-1) has been added back for 2011 and 2010. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[4] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	December 31, 2011	December 31, 2010
Land	$ 721,542	$ 589,359
Construction in progress	64,201	119,992
Buildings, improvements and equipment	4,256,581	3,668,379
	5,042,324	4,377,730
Accumulated depreciation	(983,759)	(841,801)
Real estate, net	4,058,565	3,535,929
Cash and cash equivalents	8,297	10,782
Cash in escrows	32,604	34,070
Accounts receivable	12,142	12,540
Prepaid expenses	15,994	17,662
Deferred charges	16,322	15,079
Other assets	9,282	8,641
Total assets	$ 4,153,206	$3,634,703
Mortgage notes payable	$ 2,260,836	$2,424,214
Unsecured notes payable	400,000	-
Exchangeable senior notes	-	138,218
Unsecured line of credit	2,500	56,500
Accounts payable	20,953	20,935
Accrued interest payable	10,286	11,389
Accrued expenses and other liabilities	29,474	28,730
Security deposits	19,513	19,583
Total liabilities	2,743,562	2,699,569
Common stockholders' equity	1,153,668	720,893
Noncontrolling interest	255,976	214,241
Total equity	1,409,644	935,134
Total liabilities and equity	$ 4,153,206	$3,634,703
Total shares/units outstanding:		
Common stock	48,321.3	37,949.2
Operating partnership units	10,739.8	11,305.3
	59,061.1	49,254.5

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

###

OWNED COMMUNITY RESULTS

FOURTH QUARTER 2011

	# of Units	Date Acquired	4Q '11 Rent/Mo.	4Q '11 Occup.	4Q '10 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	4Q '11 % Co. NOI
						4Q '11 versus 4Q '10 % Growth				
Baltimore Region										
Annapolis Roads	282	6/17/2010	$ 1,268	87.4%	88.4%	4.0%	2.9%	0.9%	4.6%	
Bonnie Ridge	960	7/1/1999	$ 1,119	96.6%	95.5%	3.9%	4.8%	(3.8%)	9.1%	
Canterbury Apartments	618	7/16/1999	$ 992	95.2%	94.0%	4.2%	5.8%	5.2%	6.2%	
Charleston Place	858	9/30/2010	$ 1,152	96.0%	95.2%	6.2%	7.6%	(1.5%)	12.2%	
Country Village	344	4/30/1998	$ 1,024	96.2%	97.1%	8.0%	6.8%	(5.0%)	13.9%	
Dunfield Townhomes	312	11/1/2007	$ 1,173	97.1%	95.8%	3.5%	4.5%	(6.8%)	9.9%	
Falcon Crest	396	7/16/1999	$ 1,012	95.0%	95.1%	3.2%	3.3%	(7.6%)	8.7%	
Fox Hall Apartments	720	3/29/2007	$ 884	92.5%	92.5%	4.5%	3.4%	7.2%	0.9%	
Gateway Village	132	7/16/1999	$ 1,368	95.5%	95.5%	4.7%	4.7%	0.6%	6.9%	
Heritage Woods	164	10/4/2006	$ 1,188	96.2%	97.2%	9.4%	5.8%	(7.5%)	13.4%	
Middlebrooke Apartments	208	4/1/2010	$ 976	94.0%	90.4%	9.1%	14.3%	2.1%	23.7%	
Mill Towne Village Apts	384	5/31/2001	$ 914	93.9%	94.0%	3.2%	1.9%	(9.0%)	8.9%	
Morningside Heights	1,050	4/30/1998	$ 917	91.2%	91.3%	6.6%	7.4%	(3.9%)	14.5%	
Owings Run	504	7/16/1999	$ 1,260	94.2%	96.3%	3.8%	(1.1%)	(1.8%)	(0.8%)	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,218	94.3%	94.8%	3.2%	5.5%	(7.9%)	13.9%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,066	91.9%	91.7%	5.4%	7.0%	(11.0%)	19.0%	
Selford Townhomes	102	7/16/1999	$ 1,385	93.5%	91.9%	5.5%	9.1%	5.1%	11.1%	
The Apts at Cambridge Court	544	8/23/2011	$ 1,316	92.0%	n/a	n/a	n/a	n/a	n/a	
The Coves at Chesapeake	469	11/20/2006	$ 1,252	93.2%	90.0%	2.8%	7.2%	(2.9%)	12.3%	
The Greens at Columbia	168	7/29/2010	$ 1,387	96.0%	96.0%	4.9%	4.2%	(1.5%)	6.7%	
Timbercroft Townhomes	284	7/16/1999	$ 958	99.4%	99.3%	3.9%	3.5%	(5.5%)	8.2%	
Top Field	156	10/4/2006	$ 1,305	95.4%	97.7%	7.4%	6.8%	(1.9%)	10.8%	
Village Square Townhomes	370	7/16/1999	$ 1,189	94.3%	94.2%	4.5%	4.2%	4.9%	3.9%	
Westbrooke Apartments	110	4/1/2010	$ 849	95.9%	93.0%	8.3%	18.7%	1.9%	40.1%	
Woodholme Manor	177	3/31/2001	$ 908	96.5%	93.8%	4.0%	4.3%	(8.9%)	13.4%	
Total Baltimore Region	9,984		$ 1,065	94.4%	94.1%	4.6%	4.8%	(2.8%)	9.0%	22.8%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,585	96.3%	94.9%	4.5%	5.2%	7.9%	4.0%	
Highland House	172	5/31/2006	$ 1,194	96.0%	94.7%	4.6%	4.1%	(5.0%)	11.8%	
Liberty Place	107	6/6/2006	$ 1,466	96.5%	95.8%	3.7%	3.7%	(2.6%)	7.8%	
Stone Ends	280	2/12/2003	$ 1,279	95.0%	95.9%	4.7%	2.6%	(7.7%)	8.2%	
The Commons at Haynes Farm	302	7/15/2011	$ 1,261	93.5%	n/a	n/a	n/a	n/a	n/a	
The Heights at Marlborough	348	9/7/2006	$ 1,196	93.4%	95.6%	4.2%	2.7%	(8.9%)	12.2%	
The Meadows at Marlborough	264	9/7/2006	$ 1,183	93.3%	95.3%	6.4%	3.5%	(0.2%)	6.3%	
The Townhomes of Beverly	204	2/15/2007	$ 1,518	95.1%	96.0%	4.7%	1.8%	(0.8%)	3.4%	
The Village at Marshfield	276	3/17/2004	$ 1,182	94.1%	96.0%	4.5%	5.6%	6.4%	5.1%	
Westwoods	35	4/30/2007	$ 1,258	98.0%	95.8%	4.4%	6.4%	14.4%	0.6%	
Total Boston Region	2,684		$ 1,357	95.2%	95.4%	4.6%	4.0%	0.4%	6.2%	7.0%
Chicago Region										
Blackhawk	371	10/20/2000	$ 888	94.1%	97.1%	5.1%	3.5%	(9.9%)	23.4%	
Courtyards Village	224	8/29/2001	$ 867	99.1%	97.4%	6.1%	7.9%	(0.6%)	16.3%	
Cypress Place	192	12/27/2000	$ 973	96.9%	97.2%	6.7%	5.7%	(6.7%)	17.5%	
Lakeview Townhomes	120	10/18/2010	$ 1,177	95.7%	n/a	n/a	n/a	n/a	n/a	
The Colony	783	9/1/1999	$ 880	97.2%	95.7%	3.3%	2.8%	(9.9%)	16.4%	
The Gates of Deer Grove	204	12/15/2011	$ 992	93.7%	n/a	n/a	n/a	n/a	n/a	
The New Colonies	672	6/23/1998	$ 769	96.0%	97.2%	5.9%	6.3%	(5.0%)	16.6%	
Total Chicago Region	2,566		$ 855	96.5%	96.6%	4.9%	4.7%	(7.5%)	17.5%	3.7%
Florida Region										
The Hamptons	668	7/7/2004	$ 988	94.6%	93.3%	0.8%	(0.5%)	(1.8%)	0.7%	
Vinings at Hampton Village	168	7/7/2004	$ 1,112	94.8%	93.3%	(0.5%)	1.4%	(2.0%)	4.7%	
Total Florida Region	836		$ 1,013	94.7%	93.3%	0.5%	(0.1%)	(1.8%)	1.6%	1.3%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,291	96.7%	98.6%	5.6%	1.6%	(0.2%)	3.0%	
Cambridge Village	82	3/1/2002	$ 1,855	97.4%	98.3%	7.9%	8.8%	4.6%	11.9%	
Crescent Club Apartments	257	9/30/2010	$ 1,302	95.0%	94.4%	4.4%	4.1%	3.7%	4.5%	
Devonshire Hills	656	7/16/2001	$ 1,612	96.5%	96.2%	4.0%	3.2%	(4.0%)	7.7%	
Hawthorne Court	434	4/4/2002	$ 1,463	95.9%	97.0%	3.8%	3.2%	4.3%	2.3%	
Heritage Square	80	4/4/2002	$ 1,784	98.3%	98.3%	4.7%	3.7%	6.2%	1.8%	
Holiday Square	144	5/31/2002	$ 1,245	94.5%	96.7%	3.1%	2.2%	(0.0%)	3.8%	
Lake Grove Apartments	368	2/3/1997	$ 1,470	96.9%	95.3%	4.3%	3.8%	2.8%	4.4%	
Mid-Island Estates	232	7/1/1997	$ 1,435	98.7%	97.1%	5.2%	7.1%	(4.5%)	16.3%	
Sayville Commons	342	7/15/2005	$ 1,606	97.3%	94.2%	2.3%	5.0%	9.0%	2.1%	
South Bay Manor	61	9/11/2000	$ 1,671	97.3%	89.8%	2.0%	15.0%	(0.2%)	30.6%	
Southern Meadows	452	6/29/2001	$ 1,432	94.5%	95.8%	3.0%	(0.5%)	(1.7%)	0.4%	
Westwood Village Apts	242	3/1/2002	$ 2,432	95.3%	96.2%	4.4%	4.8%	9.5%	1.5%	
Woodmont Village Apts	97	3/1/2002	$ 1,338	98.5%	97.2%	2.5%	(0.4%)	(9.4%)	4.6%	
Yorkshire Village Apts	40	3/1/2002	$ 1,879	96.8%	97.0%	4.1%	6.4%	(4.9%)	20.0%	
Total Long Island Region	3,647		$ 1,575	96.4%	96.1%	3.9%	3.6%	1.5%	5.2%	10.6%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,296	97.1%	96.9%	7.0%	7.4%	(6.8%)	13.9%	
Redbank Village	500	7/7/1998	$ 932	96.0%	96.3%	6.9%	8.1%	(0.4%)	14.2%	
Total Maine Region	620		$ 1,002	96.3%	96.4%	7.0%	7.9%	(1.7%)	14.1%	1.3%

OWNED COMMUNITY RESULTS

FOURTH QUARTER 2011

	# of Units	Date Acquired	4Q '11 Rent/Mo.	4Q '11 Occup.	4Q '10 Occup.	4Q '11 versus 4Q '10 % Growth				4Q '11 % Co. NOI
						Rental Rates[1]	Total Revenue	Total Expense	Total NOI	
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,230	97.5%	95.0%	5.2%	10.6%	(11.8%)	31.1%	
Chatham Hill Apartments	308	1/30/2004	$ 1,816	93.9%	100.6%	7.0%	(0.8%)	(1.7%)	(0.4%)	
East Hill Gardens	33	7/7/1998	$ 1,582	96.8%	93.6%	3.5%	6.4%	13.9%	2.6%	
Hackensack Gardens	198	3/1/2005	$ 1,139	97.2%	94.2%	4.5%	5.1%	3.8%	6.2%	
Jacob Ford Village	270	2/15/2007	$ 1,282	97.9%	96.0%	6.7%	9.4%	(5.5%)	19.5%	
Lakeview	106	7/7/1998	$ 1,408	96.2%	96.6%	3.8%	3.5%	(3.4%)	8.7%	
Northwood Apartments	134	1/30/2004	$ 1,363	97.5%	98.7%	4.7%	3.1%	(16.1%)	20.6%	
Oak Manor	77	7/7/1998	$ 1,850	95.1%	97.6%	7.0%	2.6%	1.8%	2.9%	
Pleasant View	1,142	7/7/1998	$ 1,168	94.6%	95.6%	2.5%	1.9%	3.1%	1.1%	
Pleasure Bay	270	7/7/1998	$ 1,055	93.9%	93.4%	2.7%	2.1%	(12.5%)	19.1%	
Royal Gardens Apartments	550	5/28/1997	$ 1,265	96.3%	95.2%	2.5%	5.1%	(4.5%)	12.8%	
Wayne Village	275	7/7/1998	$ 1,417	98.6%	96.6%	2.5%	4.8%	(5.6%)	11.0%	
Windsor Realty	67	7/7/1998	$ 1,304	97.2%	97.7%	2.4%	6.3%	(1.6%)	12.6%	
Total New Jersey Region	3,578		$ 1,294	95.8%	96.2%	3.8%	3.6%	(2.9%)	8.1%	9.0%
Philadelphia Region										
Castle Club	158	3/15/2000	$ 998	94.4%	92.8%	3.2%	4.9%	(4.9%)	13.9%	
Chesterfield	247	9/23/1997	$ 925	94.4%	96.5%	3.2%	(0.6%)	(10.2%)	9.3%	
Curren Terrace	318	9/23/1997	$ 888	96.2%	94.9%	5.2%	7.1%	(2.0%)	16.5%	
Glen Brook	174	7/28/1999	$ 843	95.5%	94.2%	2.6%	5.5%	(4.8%)	21.7%	
Glen Manor	174	9/23/1997	$ 819	97.3%	93.5%	1.6%	4.3%	1.4%	7.6%	
Golf Club	399	3/15/2000	$ 1,112	94.5%	93.9%	4.8%	4.0%	(7.0%)	10.9%	
Hill Brook Place	274	7/28/1999	$ 927	93.5%	95.7%	5.8%	3.9%	0.1%	8.4%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,375	96.9%	95.2%	14.4%	15.0%	(2.8%)	26.7%	
Home Properties of Devon	631	3/15/2000	$ 1,189	94.3%	92.3%	7.9%	9.1%	(6.4%)	21.1%	
New Orleans Park	442	7/28/1999	$ 877	94.5%	93.1%	3.7%	5.0%	(4.2%)	15.6%	
Racquet Club	466	7/7/1998	$ 1,085	95.1%	94.1%	5.1%	6.4%	(4.3%)	15.4%	
Racquet Club South	103	5/27/1999	$ 935	92.0%	92.8%	6.5%	4.7%	(3.1%)	15.7%	
Ridley Brook	244	7/28/1999	$ 953	94.9%	93.9%	4.7%	5.4%	(5.3%)	17.2%	
Sherry Lake	298	7/23/1998	$ 1,241	95.6%	94.8%	5.5%	5.2%	(8.2%)	13.3%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,163	95.3%	94.3%	2.3%	2.6%	(5.7%)	8.5%	
The Landings	384	11/25/1996	$ 1,043	94.5%	96.0%	6.6%	5.0%	(3.3%)	11.2%	
Trexler Park	250	3/15/2000	$ 1,087	94.8%	92.3%	3.1%	3.6%	(5.4%)	10.7%	
Trexler Park West	216	8/15/2008	$ 1,330	95.2%	95.7%	6.3%	8.6%	2.9%	12.0%	
Waterview Apts	203	7/14/2011	$ 1,053	91.3%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,173	95.0%	93.9%	9.2%	8.7%	6.1%	10.6%	
Total Philadelphia Region	5,806		$ 1,069	95.0%	94.2%	6.0%	6.4%	(3.7%)	14.7%	12.2%
Washington, D.C. Region										
1200 East West	247	5/11/2010	$ 1,811	96.5%	84.1%	3.4%	19.0%	(23.8%)	50.7%	
Arbor Park of Alexandria	851	Redevelopment	$ 1,389	80.7%	95.3%	6.1%	(12.1%)	(14.8%)	(10.5%)	
Braddock Lee	255	3/16/1998	$ 1,356	97.8%	98.1%	5.0%	3.0%	(3.2%)	6.6%	
Cider Mill	864	9/27/2002	$ 1,171	96.9%	95.8%	4.7%	5.3%	5.5%	5.2%	
Cinnamon Run	511	12/28/2005	$ 1,263	93.7%	94.2%	2.7%	2.3%	1.3%	2.7%	
Cobblestone Square	51	Under Construction	$ 1,271	51.3%	n/a	n/a	n/a	n/a	n/a	
Courts at Huntington Station	421	Lease Up	$ 2,052	65.0%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$ 1,382	96.2%	98.1%	4.9%	5.7%	(7.2%)	13.1%	
Elmwood Terrace	504	6/30/2000	$ 943	95.5%	93.8%	4.5%	5.5%	(2.4%)	12.3%	
Falkland Chase	450	9/10/2003	$ 1,421	96.9%	95.1%	3.6%	5.5%	(2.1%)	9.4%	
Hunters Glen	108	4/19/2011	$ 944	96.8%	n/a	n/a	n/a	n/a	n/a	
Mount Vernon Square	1,387	12/27/2006	$ 1,272	92.6%	96.1%	5.7%	2.0%	(3.3%)	4.6%	
Newport Village	937	10/17/2011	$ 1,514	91.8%	n/a	n/a	n/a	n/a	n/a	
Park Shirlington	294	3/16/1998	$ 1,350	95.9%	95.8%	4.5%	5.7%	4.1%	6.8%	
Peppertree Farm	879	12/28/2005	$ 1,227	93.7%	92.1%	2.6%	8.3%	(0.5%)	14.2%	
Seminary Hill	296	7/1/1999	$ 1,325	97.0%	95.8%	4.7%	5.2%	0.6%	8.4%	
Seminary Towers	544	7/1/1999	$ 1,403	96.5%	95.2%	7.6%	7.0%	(4.3%)	15.0%	
Somerset Park	108	10/11/2011	$ 1,388	95.1%	n/a	n/a	n/a	n/a	n/a	
Tamarron Apartments	132	7/16/1999	$ 1,575	91.7%	93.6%	5.8%	3.9%	(6.8%)	9.2%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,360	97.1%	96.8%	7.3%	8.0%	2.0%	10.8%	
The Courts at Dulles	411	11/30/2011	$ 1,482	94.2%	n/a	n/a	n/a	n/a	n/a	
The Courts at Fair Oaks	364	9/30/2010	$ 1,466	96.3%	94.0%	4.6%	8.8%	3.1%	11.4%	
The Manor - MD	435	8/31/2001	$ 1,300	95.8%	93.2%	2.6%	5.5%	1.0%	8.2%	
The Manor - VA	198	2/19/1999	$ 1,072	96.3%	97.2%	8.0%	7.6%	(2.2%)	15.0%	
The Sycamores	185	12/16/2002	$ 1,401	96.5%	98.2%	5.1%	1.8%	(6.8%)	6.3%	
Village at Potomac Falls	247	8/5/2010	$ 1,322	95.5%	96.3%	1.8%	(1.4%)	(4.5%)	0.5%	
Virginia Village	344	5/31/2001	$ 1,380	97.2%	98.0%	8.1%	6.8%	4.3%	8.3%	
West Springfield	244	11/18/2002	$ 1,527	95.2%	96.8%	8.3%	5.8%	(3.4%)	9.7%	
Westchester West	345	12/30/2008	$ 1,320	92.7%	93.3%	3.4%	4.8%	12.3%	0.8%	
Woodleaf Apartments	228	3/19/2004	$ 1,268	95.4%	92.7%	4.6%	8.8%	(5.7%)	17.0%	
Total Washington, D.C. Region	12,230		$ 1,283	95.2%	95.2%	4.9%	5.1%	(0.3%)	8.3%	32.1%
TOTAL OWNED PORTFOLIO	**41,951**		**$ 1,222**	**94.2%**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**100.0%**
TOTAL CORE PORTFOLIO	**34,950**		**$ 1,195**	**95.3%**	**95.1%**	**4.7%**	**4.7%**	**(1.8%)**	**9.1%**	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

OWNED COMMUNITY RESULTS

December YTD	# of Units	Date Acquired	YTD '11 Rent/Mo.	YTD '11 Occup.	YTD '10 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '11 % Co. NOI
						YTD '11 versus YTD '10 % Growth				
Baltimore Region										
Annapolis Roads	282	6/17/2010	$ 1,258	90.0%	n/a	n/a	n/a	n/a	n/a	
Bonnie Ridge	960	7/1/1999	$ 1,105	95.2%	94.9%	4.3%	4.1%	(3.7%)	8.5%	
Canterbury Apartments	618	7/16/1999	$ 974	94.9%	94.8%	2.9%	3.7%	2.3%	4.6%	
Charleston Place	858	9/30/2010	$ 1,130	96.5%	n/a	n/a	n/a	n/a	n/a	
Country Village	344	4/30/1998	$ 993	96.8%	97.0%	7.2%	6.4%	(2.1%)	12.0%	
Dunfield Townhomes	312	11/1/2007	$ 1,153	95.9%	93.5%	2.9%	6.4%	(12.0%)	17.8%	
Falcon Crest	396	7/16/1999	$ 998	95.5%	93.4%	1.8%	5.9%	(6.2%)	12.8%	
Fox Hall Apartments	720	3/29/2007	$ 870	92.1%	92.4%	5.2%	6.3%	2.3%	9.6%	
Gateway Village	132	7/16/1999	$ 1,336	95.8%	96.2%	2.9%	3.5%	2.0%	4.4%	
Heritage Woods	164	10/4/2006	$ 1,136	97.0%	97.2%	7.0%	6.5%	(1.8%)	11.5%	
Middlebrooke Apartments	208	4/1/2010	$ 942	94.6%	n/a	n/a	n/a	n/a	n/a	
Mill Towne Village Apts	384	5/31/2001	$ 904	93.7%	94.3%	3.0%	2.9%	(2.9%)	6.7%	
Morningside Heights	1,050	4/30/1998	$ 896	92.6%	92.4%	3.9%	4.8%	(2.7%)	9.4%	
Owings Run	504	7/16/1999	$ 1,242	95.7%	96.3%	3.5%	2.2%	(2.9%)	4.6%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,208	95.2%	95.8%	3.9%	3.7%	(6.9%)	10.8%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,036	93.2%	93.3%	4.1%	5.2%	(4.0%)	11.7%	
Selford Townhomes	102	7/16/1999	$ 1,364	94.3%	94.0%	4.5%	4.9%	0.3%	7.3%	
The Apts at Cambridge Court	544	8/23/2011	$ 1,283	92.3%	n/a	n/a	n/a	n/a	n/a	
The Coves at Chesapeake	469	11/20/2006	$ 1,234	92.2%	91.8%	3.0%	3.2%	(2.0%)	6.2%	
The Greens at Columbia	168	7/29/2010	$ 1,362	95.9%	n/a	n/a	n/a	n/a	n/a	
Timbercroft Townhomes	284	7/16/1999	$ 939	99.3%	99.6%	2.6%	1.7%	1.2%	2.0%	
Top Field	156	10/4/2006	$ 1,270	96.9%	96.9%	6.4%	7.4%	0.1%	10.9%	
Village Square Townhomes	370	7/16/1999	$ 1,166	96.0%	94.1%	3.6%	5.8%	(5.3%)	11.7%	
Westbrooke Apartments	110	4/1/2010	$ 823	94.6%	n/a	n/a	n/a	n/a	n/a	
Woodholme Manor	177	3/31/2001	$ 894	94.0%	93.6%	2.6%	2.4%	(5.2%)	8.1%	
Total Baltimore Region	9,984		$ 1,045	94.6%	94.4%	3.9%	4.5%	(2.6%)	8.8%	22.7%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,548	96.3%	95.7%	2.7%	3.5%	9.5%	0.6%	
Highland House	172	5/31/2006	$ 1,170	96.3%	96.6%	3.0%	2.1%	(0.7%)	4.4%	
Liberty Place	107	6/6/2006	$ 1,447	96.0%	97.4%	3.0%	(0.1%)	3.5%	(2.3%)	
Stone Ends	280	2/12/2003	$ 1,250	95.1%	93.7%	2.9%	3.4%	0.5%	5.1%	
The Commons at Haynes Farm	302	7/15/2011	$ 1,222	93.8%	n/a	n/a	n/a	n/a	n/a	
The Heights at Marlborough	348	9/7/2006	$ 1,187	94.4%	95.6%	3.2%	1.4%	0.1%	2.4%	
The Meadows at Marlborough	264	9/7/2006	$ 1,147	95.0%	96.0%	3.6%	2.0%	4.7%	(0.1%)	
The Townhomes of Beverly	204	2/15/2007	$ 1,485	96.3%	97.5%	4.3%	2.1%	4.7%	0.5%	
The Village at Marshfield	276	3/17/2004	$ 1,158	95.8%	96.9%	4.0%	3.9%	9.8%	0.5%	
Westwoods	35	4/30/2007	$ 1,232	96.6%	96.8%	4.2%	(0.7%)	26.5%	(20.5%)	
Total Boston Region	2,684		$ 1,329	95.7%	95.9%	3.2%	2.6%	5.3%	1.0%	6.9%
Chicago Region										
Blackhawk	371	10/20/2000	$ 871	95.2%	96.9%	3.7%	2.1%	(9.4%)	17.0%	
Courtyards Village	224	8/29/2001	$ 843	98.0%	97.5%	4.2%	4.6%	3.8%	5.3%	
Cypress Place	192	12/27/2000	$ 944	97.3%	97.7%	4.1%	5.0%	(3.8%)	14.9%	
Lakeview Townhomes	120	10/18/2010	$ 1,153	94.3%	n/a	n/a	n/a	n/a	n/a	
The Colony	783	9/1/1999	$ 867	97.0%	95.9%	1.4%	2.7%	(7.3%)	12.4%	
The Gates of Deer Grove	204	12/15/2011	$ 992	93.7%	n/a	n/a	n/a	n/a	n/a	
The New Colonies	672	6/23/1998	$ 756	95.6%	95.5%	4.5%	4.8%	3.3%	6.1%	
Total Chicago Region	2,566		$ 839	96.5%	96.3%	3.1%	3.6%	(3.6%)	10.8%	3.8%
Florida Region										
The Hamptons	668	7/7/2004	$ 979	94.9%	93.2%	(0.3%)	2.6%	(1.3%)	7.0%	
Vinings at Hampton Village	168	7/7/2004	$ 1,104	96.3%	94.2%	(0.5%)	2.9%	0.7%	5.3%	
Total Florida Region	836		$ 1,004	95.2%	93.5%	(0.4%)	2.7%	(0.9%)	6.6%	1.4%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,260	98.1%	95.7%	3.5%	5.3%	3.8%	6.7%	
Cambridge Village	82	3/1/2002	$ 1,789	98.0%	98.0%	5.4%	7.4%	(1.1%)	14.2%	
Crescent Club Apartments	257	9/30/2010	$ 1,275	96.7%	n/a	n/a	n/a	n/a	n/a	
Devonshire Hills	656	7/16/2001	$ 1,584	96.7%	96.5%	2.6%	2.0%	(2.0%)	4.4%	
Hawthorne Court	434	4/4/2002	$ 1,439	96.9%	96.9%	3.5%	4.1%	4.6%	3.7%	
Heritage Square	80	4/4/2002	$ 1,744	97.7%	97.7%	2.6%	2.6%	(0.2%)	4.9%	
Holiday Square	144	5/31/2002	$ 1,223	96.0%	96.2%	2.7%	3.3%	(13.5%)	15.9%	
Lake Grove Apartments	368	2/3/1997	$ 1,442	95.8%	95.6%	4.1%	3.2%	0.6%	4.9%	
Mid-Island Estates	232	7/1/1997	$ 1,402	97.8%	96.8%	4.0%	5.4%	4.3%	6.2%	
Sayville Commons	342	7/15/2005	$ 1,590	97.0%	93.8%	2.0%	5.8%	6.4%	5.3%	
South Bay Manor	61	9/11/2000	$ 1,642	95.9%	95.5%	0.7%	3.2%	(28.0%)	30.7%	
Southern Meadows	452	6/29/2001	$ 1,411	95.8%	96.2%	3.2%	2.0%	(2.7%)	5.7%	
Westwood Village Apts	242	3/1/2002	$ 2,384	96.1%	95.6%	4.1%	5.3%	2.4%	7.4%	
Woodmont Village Apts	97	3/1/2002	$ 1,325	97.2%	97.4%	2.7%	0.8%	(2.6%)	2.7%	
Yorkshire Village Apts	40	3/1/2002	$ 1,839	97.5%	97.6%	3.9%	4.3%	3.1%	5.6%	
Total Long Island Region	3,647		$ 1,547	96.7%	96.1%	3.2%	3.7%	0.2%	6.2%	11.3%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,267	96.9%	97.0%	5.7%	5.7%	(4.3%)	10.7%	
Redbank Village	500	7/7/1998	$ 906	96.4%	96.6%	5.0%	6.8%	1.7%	10.6%	
Total Maine Region	620		$ 976	96.5%	96.7%	5.2%	6.5%	0.4%	10.6%	1.3%

OWNED COMMUNITY RESULTS

December YTD	# of Units	Date Acquired	YTD '11 Rent/Mo.	YTD '11 Occup.	YTD '10 Occup.	YTD '11 versus YTD '10 % Growth Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '11 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,198	96.8%	95.7%	5.0%	7.9%	(13.0%)	27.6%	
Chatham Hill Apartments	308	1/30/2004	$ 1,764	94.5%	94.2%	4.6%	5.2%	(0.7%)	8.2%	
East Hill Gardens	33	7/7/1998	$ 1,555	94.5%	95.6%	2.4%	0.9%	6.5%	(2.1%)	
Hackensack Gardens	198	3/1/2005	$ 1,119	97.9%	94.1%	3.8%	8.2%	4.9%	10.9%	
Jacob Ford Village	270	2/15/2007	$ 1,247	96.8%	94.7%	6.0%	10.0%	(1.1%)	17.5%	
Lakeview	106	7/7/1998	$ 1,380	96.1%	95.5%	1.6%	3.1%	1.1%	4.6%	
Northwood Apartments	134	1/30/2004	$ 1,339	96.9%	97.3%	3.3%	3.3%	(12.6%)	17.6%	
Oak Manor	77	7/7/1998	$ 1,797	95.4%	95.8%	2.6%	3.6%	5.2%	2.8%	
Pleasant View	1,142	7/7/1998	$ 1,151	95.6%	95.7%	2.6%	3.0%	1.2%	4.3%	
Pleasure Bay	270	7/7/1998	$ 1,041	94.8%	95.4%	2.8%	0.6%	(2.3%)	3.4%	
Royal Gardens Apartments	550	5/28/1997	$ 1,246	96.4%	96.3%	2.1%	3.2%	4.2%	2.4%	
Wayne Village	275	7/7/1998	$ 1,402	96.9%	97.2%	1.7%	2.5%	0.2%	3.9%	
Windsor Realty	67	7/7/1998	$ 1,287	96.8%	95.8%	7.4%	4.3%	1.2%	6.8%	
Total New Jersey Region	3,578		$ 1,271	96.0%	95.6%	3.2%	4.1%	0.0%	6.8%	9.6%
Philadelphia Region										
Castle Club	158	3/15/2000	$ 978	94.0%	93.6%	2.5%	4.4%	(2.8%)	11.2%	
Chesterfield	247	9/23/1997	$ 914	95.0%	94.7%	2.6%	3.0%	(4.5%)	10.7%	
Curren Terrace	318	9/23/1997	$ 869	95.4%	93.7%	2.7%	4.7%	(0.9%)	10.8%	
Glen Brook	174	7/28/1999	$ 831	94.2%	94.7%	2.7%	1.5%	(2.8%)	8.2%	
Glen Manor	174	9/23/1997	$ 813	95.9%	95.0%	3.3%	4.5%	(0.9%)	11.1%	
Golf Club	399	3/15/2000	$ 1,094	94.3%	94.4%	4.4%	4.6%	0.4%	7.3%	
Hill Brook Place	274	7/28/1999	$ 905	94.7%	95.5%	5.1%	7.6%	1.1%	15.0%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,295	94.1%	90.2%	11.5%	16.6%	(2.2%)	32.1%	
Home Properties of Devon	631	3/15/2000	$ 1,148	93.8%	93.3%	5.8%	6.3%	(1.8%)	12.1%	
New Orleans Park	442	7/28/1999	$ 867	94.7%	94.0%	2.7%	5.6%	1.3%	10.4%	
Racquet Club	466	7/7/1998	$ 1,061	95.1%	95.5%	3.3%	4.1%	(1.3%)	8.3%	
Racquet Club South	103	5/27/1999	$ 909	95.2%	93.9%	3.6%	6.2%	(2.5%)	17.0%	
Ridley Brook	244	7/28/1999	$ 939	93.9%	94.3%	4.0%	4.9%	0.0%	10.1%	
Sherry Lake	298	7/23/1998	$ 1,205	96.1%	94.8%	4.8%	6.5%	(1.1%)	11.2%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,138	96.3%	96.0%	1.7%	3.1%	5.0%	1.9%	
The Landings	384	11/25/1996	$ 1,012	95.9%	96.1%	5.1%	5.6%	5.2%	5.9%	
Trexler Park	250	3/15/2000	$ 1,065	94.9%	93.6%	3.1%	4.4%	0.4%	7.5%	
Trexler Park West	216	8/15/2008	$ 1,299	96.2%	95.3%	4.9%	8.4%	5.5%	10.1%	
Waterview Apts	203	7/14/2011	$ 1,035	92.0%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,131	94.3%	93.7%	6.8%	4.9%	(3.5%)	12.5%	
Total Philadelphia Region	5,806		$ 1,041	94.8%	94.2%	4.7%	5.9%	(0.5%)	11.3%	12.4%
Washington, D.C. Region										
1200 East West	247	5/11/2010	$ 1,747	96.0%	n/a	n/a	n/a	n/a	n/a	
Arbor Park of Alexandria	851	Redevelopment	$ 1,345	86.6%	95.1%	2.3%	(8.1%)	(11.7%)	(5.7%)	
Braddock Lee	255	3/16/1998	$ 1,334	97.7%	97.6%	4.1%	3.9%	0.0%	6.4%	
Cider Mill	864	9/27/2002	$ 1,151	95.4%	95.6%	4.3%	4.0%	(2.6%)	9.5%	
Cinnamon Run	511	12/28/2005	$ 1,243	94.8%	95.5%	2.7%	2.7%	(4.7%)	6.4%	
Cobblestone Square	51	Under Construction	$ 1,261	51.3%	n/a	n/a	n/a	n/a	n/a	
Courts at Huntington Station	421	Lease Up	$ 2,008	66.1%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$ 1,354	97.8%	97.7%	5.2%	5.2%	(1.6%)	9.4%	
Elmwood Terrace	504	6/30/2000	$ 926	95.3%	93.4%	2.9%	5.0%	(0.0%)	9.7%	
Falkland Chase	450	9/10/2003	$ 1,402	95.5%	95.4%	3.8%	5.1%	(1.6%)	8.4%	
Hunters Glen	108	4/19/2011	$ 909	96.4%	n/a	n/a	n/a	n/a	n/a	
Mount Vernon Square	1,387	12/27/2006	$ 1,245	94.4%	95.4%	4.1%	2.8%	1.4%	3.6%	
Newport Village	937	10/17/2011	$ 1,514	91.8%	n/a	n/a	n/a	n/a	n/a	
Park Shirlington	294	3/16/1998	$ 1,320	97.1%	96.1%	2.3%	3.2%	0.4%	5.1%	
Peppertree Farm	879	12/28/2005	$ 1,211	93.2%	92.8%	2.2%	3.6%	(3.0%)	7.9%	
Seminary Hill	296	7/1/1999	$ 1,299	97.6%	96.6%	3.7%	4.3%	0.6%	7.1%	
Seminary Towers	544	7/1/1999	$ 1,361	96.0%	95.8%	5.6%	4.9%	(2.4%)	10.3%	
Somerset Park	108	10/11/2011	$ 1,388	95.1%	n/a	n/a	n/a	n/a	n/a	
Tamarron Apartments	132	7/16/1999	$ 1,537	95.4%	95.5%	5.7%	5.4%	(3.7%)	9.8%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,323	97.7%	96.5%	4.1%	6.4%	(3.5%)	11.6%	
The Courts at Dulles	411	11/30/2011	$ 1,482	94.2%	n/a	n/a	n/a	n/a	n/a	
The Courts at Fair Oaks	364	9/30/2010	$ 1,439	96.0%	n/a	n/a	n/a	n/a	n/a	
The Manor - MD	435	8/31/2001	$ 1,282	94.5%	95.1%	2.5%	1.2%	(2.4%)	3.3%	
The Manor - VA	198	2/19/1999	$ 1,037	97.5%	96.3%	3.9%	5.1%	(5.5%)	13.7%	
The Sycamores	185	12/16/2002	$ 1,371	96.3%	97.8%	4.5%	3.0%	(2.9%)	6.2%	
Village at Potomac Falls	247	8/5/2010	$ 1,286	96.2%	n/a	n/a	n/a	n/a	n/a	
Virginia Village	344	5/31/2001	$ 1,334	98.0%	98.5%	5.8%	5.6%	0.8%	8.6%	
West Springfield	244	11/18/2002	$ 1,475	96.8%	97.3%	5.7%	5.1%	0.5%	7.3%	
Westchester West	345	12/30/2008	$ 1,300	93.1%	92.8%	2.6%	4.8%	1.0%	7.0%	
Woodleaf Apartments	228	3/19/2004	$ 1,248	94.2%	94.0%	4.3%	6.2%	(4.6%)	12.4%	
Total Washington, D.C. Region	12,230		$ 1,257	95.4%	95.4%	3.8%	4.0%	(1.4%)	7.3%	30.6%
TOTAL OWNED PORTFOLIO	**41,951**		**$ 1,190**	**94.8%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**34,950**		**$ 1,171**	**95.5%**	**95.2%**	3.7%	4.2%	(0.7%)	7.6%	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
Fourth Quarter 2011 vs. Third Quarter 2011

Region	% Units	4Q '11	3Q '11	Variance
Washington, D.C.	24.3%	95.2%	95.5%	(0.3%)
Baltimore	22.4%	94.4%	94.5%	(0.1%)
New Jersey, Long Island	19.9%	96.1%	96.8%	(0.7%)
Philadelphia	16.0%	95.0%	94.1%	0.9%
Boston	6.8%	95.2%	96.2%	(1.0%)
Chicago	6.4%	96.5%	96.4%	0.1%
Florida	2.4%	94.7%	95.0%	(0.3%)
Maine	1.8%	96.3%	95.7%	0.6%
Total Core	100.0%	95.3%	95.5%	(0.2%)

Year over Year Comparison
Fourth Quarter 2011 vs. Fourth Quarter 2010

Region	% Units	4Q '11	4Q '10	Variance
Washington, D.C.	24.3%	95.2%	95.2%	0.0%
Baltimore	22.4%	94.4%	94.1%	0.3%
New Jersey, Long Island	19.9%	96.1%	96.2%	(0.1%)
Philadelphia	16.0%	95.0%	94.2%	0.8%
Boston	6.8%	95.2%	95.4%	(0.2%)
Chicago	6.4%	96.5%	96.6%	(0.1%)
Florida	2.4%	94.7%	93.3%	1.4%
Maine	1.8%	96.3%	96.4%	(0.1%)
Total Core	100.0%	95.3%	95.1%	0.2%

December vs. Quarter Comparison

Region	% Units	Dec '11	4Q '11	Variance
Washington, D.C.	24.3%	95.0%	95.2%	(0.2%)
Baltimore	22.4%	94.4%	94.4%	0.0%
New Jersey, Long Island	19.9%	95.9%	96.1%	(0.2%)
Philadelphia	16.0%	95.2%	95.0%	0.2%
Boston	6.8%	95.1%	95.2%	(0.1%)
Chicago	6.4%	96.7%	96.5%	0.2%
Florida	2.4%	93.3%	94.7%	(1.4%)
Maine	1.8%	96.8%	96.3%	0.5%
Total Core	100.0%	95.2%	95.3%	(0.1%)

Net Operating Results - Core Properties

Sequential Results
Fourth Quarter 2011 vs. Third Quarter 2011

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	24.3%	0.8%	1.2%	(3.8%)	4.2%
Baltimore	22.4%	1.1%	1.4%	(6.1%)	5.5%
New Jersey, Long Island	19.9%	0.1%	0.9%	7.8%	(3.2%)
Philadelphia	16.0%	2.3%	4.2%	0.8%	6.7%
Boston	6.8%	0.6%	0.3%	2.6%	(1.1%)
Chicago	6.4%	2.1%	1.9%	5.9%	(1.2%)
Florida	2.4%	(0.9%)	(2.4%)	(8.0%)	3.9%
Maine	1.8%	2.9%	2.3%	(12.4%)	12.9%
Total Core	100.0%	0.9%	1.5%	(0.1%)	2.5%

Year Over Year Results
Fourth Quarter 2011 vs. Fourth Quarter 2010

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	24.3%	5.5%	5.1%	(0.3%)	8.3%
Baltimore	22.4%	5.1%	4.8%	(2.8%)	9.0%
New Jersey, Long Island	19.9%	3.6%	3.6%	(0.6%)	6.6%
Philadelphia	16.0%	7.1%	6.4%	(3.7%)	14.7%
Boston	6.8%	4.7%	4.0%	0.4%	6.2%
Chicago	6.4%	4.7%	4.7%	(7.5%)	17.5%
Florida	2.4%	0.5%	(0.1%)	(1.8%)	1.6%
Maine	1.8%	6.9%	7.9%	(1.7%)	14.1%
Total Core	100.0%	5.0%	4.7%	(1.8%)	9.1%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

Percentage Change in New Lease and Renewal Lease Rents Compared to Expiring Lease Rents - Core Properties

Region	1Q '10 New	1Q '10 Renewal	2Q '10 New	2Q '10 Renewal	3Q '10 New	3Q '10 Renewal	4Q '10 New	4Q '10 Renewal	YTD '10 New	YTD '10 Renewal
Baltimore	(3.4%)	2.2%	1.0%	3.3%	2.5%	4.1%	1.4%	3.9%	0.9%	3.6%
Boston	(4.0%)	1.2%	(0.6%)	(1.1%)	2.4%	2.5%	0.4%	3.6%	0.1%	2.2%
Chicago	(4.7%)	0.8%	(2.7%)	1.1%	(0.7%)	2.4%	0.0%	3.2%	(1.9%)	1.9%
Florida	(4.6%)	0.5%	(0.8%)	0.4%	(1.1%)	1.9%	(4.5%)	1.8%	(2.8%)	1.3%
New Jersey, Long Island	(4.1%)	1.6%	0.2%	2.6%	3.4%	3.3%	1.3%	3.0%	1.3%	3.0%
Philadelphia	(5.0%)	0.6%	0.5%	1.5%	3.7%	3.0%	2.3%	3.4%	1.2%	2.3%
Washington, D.C.	(4.1%)	1.9%	(0.8%)	2.4%	1.3%	3.5%	1.9%	3.6%	0.0%	3.0%
Total Core	(4.2%)	1.6%	(0.2%)	2.3%	2.3%	3.4%	1.0%	3.5%	0.0%	2.8%
Spread [1]	5.8%		2.5%		1.1%		2.5%		2.8%	

Region	1Q '11 New	1Q '11 Renewal	2Q '11 New	2Q '11 Renewal	3Q '11 New	3Q '11 Renewal	4Q '11 New	4Q '11 Renewal	YTD '11 New	YTD '11 Renewal
Baltimore	1.9%	3.5%	5.2%	4.3%	3.5%	4.1%	0.0%	3.8%	3.0%	4.0%
Boston	2.0%	3.5%	6.8%	4.3%	5.0%	4.2%	2.6%	4.3%	4.6%	4.2%
Chicago	3.7%	4.0%	5.0%	4.6%	4.3%	5.0%	1.1%	4.8%	3.9%	4.8%
Florida	(1.8%)	1.5%	1.9%	2.4%	(0.8%)	3.5%	(0.1%)	3.7%	(0.3%)	2.9%
New Jersey, Long Island	0.3%	3.2%	4.6%	3.4%	5.7%	3.8%	3.3%	3.9%	4.2%	3.7%
Philadelphia	4.0%	3.4%	9.9%	5.1%	7.6%	4.8%	4.2%	3.5%	7.2%	4.3%
Washington, D.C.	2.7%	4.4%	4.8%	4.7%	5.2%	4.4%	3.6%	4.3%	4.4%	4.5%
Total Core	1.9%	3.6%	5.7%	4.3%	5.1%	4.2%	2.5%	4.0%	4.3%	4.1%
Spread [1]	1.7%		(1.4%)		(0.9%)		1.5%		(0.2%)	

[1] Spread is the difference between the percentage change in rents on renewed leases compared to new leases.



Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	4Q '11	3Q '11	2Q '11	1Q '11	4Q '10	3Q '10	2Q '10	1Q '10	Year '11	Year '10	Year '09	Year '08
Eviction/skip	16.2%	14.4%	14.8%	20.4%	16.4%	14.3%	14.8%	17.0%	16.4%	15.6%	14.0%	14.6%
Transfer w/in HME	13.7%	11.0%	10.6%	11.2%	13.2%	11.2%	10.4%	14.6%	11.6%	12.3%	12.9%	10.7%
Location convenience/ apartment size	12.8%	14.1%	13.0%	12.6%	11.7%	13.3%	13.4%	10.0%	13.1%	12.1%	10.1%	10.3%
Employment related	12.3%	12.9%	13.6%	15.0%	13.3%	13.6%	14.1%	14.8%	13.4%	13.9%	15.7%	15.2%
Home purchase	11.4%	10.8%	9.9%	9.5%	10.7%	10.6%	11.5%	11.1%	10.4%	11.0%	12.3%	12.0%
Rent level	10.1%	11.9%	10.9%	9.1%	9.9%	10.4%	9.6%	9.9%	10.5%	10.0%	10.0%	9.5%

Traffic - Core

	Traffic 4Q '11 vs. 4Q '10	Traffic YTD '11 vs. YTD '10	Signed Leases 4Q '11 vs. 4Q '10	Signed Leases YTD '11 vs. YTD '10
Region				
Baltimore	6.0%	0.0%	10.0%	5.0%
Boston	20.0%	14.0%	(13.0%)	(9.0%)
Chicago	(2.0%)	(3.0%)	9.0%	1.0%
Florida	(31.0%)	1.0%	(37.0%)	(16.0%)
Long Island	8.0%	5.0%	0.0%	(2.0%)
Maine	(6.0%)	2.0%	(43.0%)	(26.0%)
New Jersey	16.0%	6.0%	1.0%	(3.0%)
Philadelphia	(7.0%)	(7.0%)	9.0%	1.0%
Washington, D.C.	(3.0%)	0.0%	5.0%	2.0%
Total Core	0.0%	1.0%	2.0%	0.0%

Turnover - Core

	4Q '11	4Q '10	YTD '11	YTD '10
Baltimore	9.0%	8.5%	38.9%	40.0%
Boston	9.7%	9.9%	38.0%	37.4%
Chicago	10.4%	10.2%	47.6%	46.8%
Florida	13.0%	11.4%	48.6%	49.8%
Long Island	7.6%	8.1%	31.9%	33.2%
Maine	9.4%	12.4%	47.9%	51.5%
New Jersey	7.5%	8.1%	35.1%	34.8%
Philadelphia	9.1%	8.8%	42.1%	41.0%
Washington, D.C.	8.2%	8.4%	34.3%	36.2%
Total Core	8.8%	8.8%	38.1%	38.7%

Bad Debt as % of Rent and Utility Recovery - Core

4Q '11	4Q '10	YTD '11	YTD '10
1.19%	1.30%	1.20%	1.33%

Net Operating Income Detail
($ in thousands, except per unit data)

Core Properties

	4Q '11	4Q '10	Qtr Variance	% Variance	YTD '11	YTD '10	YTD Variance	% Variance
Rent	$ 117,936	$ 112,347	$ 5,589	5.0%	$ 463,211	$ 444,969	$ 18,242	4.1%
Utility recovery	5,115	5,055	60	1.2%	21,165	19,790	1,375	6.9%
Rent including recoveries	123,051	117,402	5,649	4.8%	484,376	464,759	19,617	4.2%
Other income	5,172	5,049	123	2.4%	21,590	20,663	927	4.5%
Total income	128,223	122,451	5,772	4.7%	505,966	485,422	20,544	4.2%
Operating & maintenance	(48,245)	(49,138)	893	1.8%	(196,855)	(198,260)	1,405	0.7%
Core Properties NOI	$ 79,978	$ 73,313	$ 6,665	9.1%	$ 309,111	$ 287,162	$ 21,949	7.6%
Physical Occupancy %	95.3%	95.1%	0.2%		95.5%	95.2%	0.3%	
Weighted Avg Rent per Unit	$ 1,195	$ 1,142	$ 53	4.7%	$ 1,171	$ 1,130	$ 41	3.7%

Acquired Properties [1]

	4Q '11	YTD '11
Rent	$ 18,755	$ 52,255
Utility recovery	661	1,174
Rent including recoveries	19,416	53,429
Other income	617	1,889
Total income	20,033	55,318
Operating & maintenance	(7,083)	(20,154)
Acquired Properties NOI	$ 12,950	$ 35,164
Physical Occupancy %	93.9%	94.9%
Weighted Avg Rent per Unit	$ 1,308	$ 1,260

Redevelopment Properties [2]

	4Q '11	YTD '11
Rent	$ 2,829	$ 11,724
Utility recovery	121	529
Rent including recoveries	2,950	12,253
Other income	134	583
Total income	3,084	12,836
Operating & maintenance	(1,145)	(4,877)
Redevelopment Properties NOI	$ 1,939	$ 7,959
Physical Occupancy %	80.7%	86.6%
Weighted Avg Rent per Unit	$ 1,389	$ 1,345

Development Properties [3]

	4Q '11	YTD '11
Rent	$ 1,700	$ 5,175
Utility recovery	23	71
Rent including recoveries	1,723	5,246
Other income	145	453
Total income	1,868	5,699
Operating & maintenance	(712)	(2,651)
Development Properties NOI	$ 1,156	$ 3,048
Physical Occupancy %	64.8%	66.0%
Weighted Avg Rent per Unit	$ 2,035	$ 1,997

[1] Acquired Properties includes both acquired and stabilized development properties.

[2] Redevelopment Properties consists of one property, Arbor Park of Alexandria, where 851 units in fifty-two buildings are to be extensively renovated on a building by building basis. As of December 31, 2011, there were five buildings with 52 units under renovation and eleven buildings with 128 units completed and 106 occupied.

[3] Development Properties consists of two properties, Courts at Huntington Station where construction was completed in 2011 and is currently in Lease Up; and Cobblestone Square which is under construction with 51 units in service at December 31, 2011.

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.9%. This will adjust the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
($ in thousands)

	4Q '11	4Q '10	Qtr Variance	% Variance	YTD '11	YTD '10	YTD Variance	% Variance
Electricity	$ 1,603	$ 1,637	$ (34)	(2.1%)	$ 7,308	$ 7,549	$ (241)	(3.2%)
Gas	4,318	4,944	(626)	(12.7%)	15,726	16,123	(397)	(2.5%)
Water & sewer	4,123	3,905	218	5.6%	16,207	15,151	1,056	7.0%
Repairs & maintenance	7,547	7,432	115	1.5%	29,968	28,408	1,560	5.5%
Personnel expense	10,795	11,265	(470)	(4.2%)	45,174	46,411	(1,237)	(2.7%)
Advertising	972	986	(14)	(1.4%)	3,930	3,984	(54)	(1.4%)
Legal & professional	412	476	(64)	(13.4%)	1,809	1,576	233	14.8%
Office & telephone	1,310	1,341	(31)	(2.3%)	5,500	5,630	(130)	(2.3%)
Property insurance	744	657	87	13.2%	4,659	6,460	(1,801)	(27.9%)
Real estate taxes	12,215	11,981	234	2.0%	47,456	47,112	344	0.7%
Snow	74	298	(224)	(75.2%)	1,486	2,195	(709)	(32.3%)
Trash	754	766	(12)	(1.6%)	2,954	3,224	(270)	(8.4%)
Property management G & A	3,378	3,450	(72)	(2.1%)	14,678	14,437	241	1.7%
Total Core	$ 48,245	$ 49,138	$ (893)	(1.8%)	$ 196,855	$ 198,260	$ (1,405)	(0.7%)

Discontinued Operations

 ($ in thousands)

The operating results of discontinued operations are summarized as follows for the three and twelve months ended December 31, 2011 and 2010:

	4Q '11	4Q '10	YTD '11	YTD '10
Revenues:				
Rental income	$ -	$ 102	$ -	$ 3,441
Property other income	-	(18)	-	14
Other income	-	669	-	669
Total revenues	-	753	-	4,124
Expenses:				
Operating and maintenance	-	107	-	2,889
Interest expense	-	37	-	802
Depreciation and amortization	-	-	-	840
Total expenses	-	144	-	4,531
Income (loss) from discontinued operations	$ -	$ 609	$ -	$ (407)

Summary Of Recent Acquisitions
($ in millions, except unit and per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]		Purchase Price		Wgtd. Avg. Price Per Unit
2011 Acquisitions									
Hunters Glen	Suburban D.C.	MD	4/19/2011	108	7.2%	$	7.0	$	64,815
Waterview Apartments	Philadelphia	PA	7/14/2011	203	5.7%		24.6		121,182
The Commons at Haynes Farm	Boston	MA	7/15/2011	302	5.9%		40.5		134,106
The Apartments at Cambridge Court	Baltimore	MD	8/23/2011	544	5.4%		90.4		166,176
Somerset Park	Suburban D.C.	VA	10/11/2011	108	5.2%		20.3		187,500
Newport Village	Suburban D.C.	VA	10/17/2011	937	5.4%		205.0		218,783
The Courts at Dulles	Suburban D.C.	VA	11/30/2011	411	5.2%		92.8		225,669
The Gates of Deer Grove	Chicago	IL	12/15/2011	204	6.2%		20.2		99,020
			Total 2011	**2,817**	**5.5%**	**$**	**500.7**	**$**	**177,742**

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]		Purchase Price		Wgtd. Avg. Price Per Unit
2010 Acquisitions									
Middlebrooke Apartments	Baltimore	MD	4/1/2010	208	6.3%	$	17.4	$	83,413
Westbrooke Apartments	Baltimore	MD	4/1/2010	110	6.3%		6.3		57,727
Annapolis Roads	Baltimore	MD	6/17/2010	282	6.6%		32.5		115,248
The Greens at Columbia	Baltimore	MD	7/29/2010	168	6.1%		25.6		152,381
Village at Potomac Falls	Suburban D.C.	VA	8/5/2010	247	5.6%		38.5		155,870
Charleston Place	Baltimore	MD	9/30/2010	858	6.2%		103.0		120,047
The Courts at Fair Oaks	Suburban D.C.	VA	9/30/2010	364	5.9%		70.1		192,582
Crescent Club	Long Island	NY	9/30/2010	257	6.2%		31.3		121,595
Lakeview Townhomes	Chicago	IL	10/18/2010	120	6.2%		14.5		120,625
			Total 2010	**2,614**	**6.1%**	**$**	**339.1**	**$**	**129,734**
	Total 2011 and 2010 Acquisitions			**5,431**	**5.7%**	**$**	**839.8**	**$**	**154,635**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 2.7% management fee but before capital expenditures.

Summary Of Recent Sales
($ in millions, except unit and per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2011 Sales							
			Total 2011	-		$ -	

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2010 Sales							
			Total 2010	-		$ -	
		Total 2011 and 2010 Sales		-		$ -	

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 2.7% management fee but before capital expenditures.

Breakdown Of Owned Units By Market

Market	State	As of 12/31/2009	Net Acquired/ Developed in 2010	As of 12/31/2010	12/31/2010 % of Units	Net Acquired/ Developed in 2011	As of 12/31/2011	Current % of Units
Suburban Washington, D.C.	MD/VA	9,333	1,060	10,393	26.74%	1,837	12,230	29.15%
Baltimore	MD	7,814	1,626	9,440	24.29%	544	9,984	23.80%
Suburban New York City	NY/NJ	6,967	258	7,225	18.59%	-	7,225	17.22%
Philadelphia	PA	5,603	-	5,603	14.42%	203	5,806	13.84%
Boston	MA	2,382	-	2,382	6.13%	302	2,684	6.40%
Chicago	IL	2,242	120	2,362	6.08%	204	2,566	6.12%
Florida	FL	836	-	836	2.15%	-	836	1.99%
Portland	ME	620	-	620	1.60%	-	620	1.48%
Total		**35,797**	**3,064**	**38,861**	**100.0%**	**3,090**	**41,951**	**100.0%**

Debt Summary Schedule

PROPERTY	LENDER	INTEREST RATE	12/31/11 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED					
Multi-Property Notes Pay	Seller Financing	4.000	83,167	02/01/12	0.09
Timbercroft III - 1st	Capmark - HUD	8.000	27,057	02/01/12	0.09
Castle Club Apartments	NorthMarq - Freddie Mac	7.080	6,069,990	05/01/12	0.33
Gateway Village	Prudential - Fannie Mae	6.885	6,223,942	05/01/12	0.33
The New Colonies	Prudential - Fannie Mae	7.110	17,451,759	06/01/12	0.42
Woodholme Manor	Prudential - Fannie Mae	7.165	3,365,969	07/01/12	0.50
Liberty Place	CW Capital - Fannie Mae	5.710	5,717,911	11/01/12	0.84
Hackensack Gardens - 1st	JPMorgan Chase - Fannie Mae	5.260	4,280,050	03/01/13	1.17
Hackensack Gardens - 2nd	JPMorgan Chase - Fannie Mae	5.440	4,185,876	03/01/13	1.17
Barrington Gardens	Wachovia - Freddie Mac	4.960	10,801,536	04/01/13	1.25
Canterbury Apartments - 1st	M&T Realty-Fannie Mae	5.020	26,064,928	05/01/13	1.33
Canterbury Apartments - 2nd	M&T Realty-Fannie Mae	6.460	16,406,720	05/01/13	1.33
Multi-Property	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	1.67
Saddle Brook Apts. - 1st	Wells Fargo - Fannie Mae	5.840	26,649,744	11/01/13	1.84
Saddle Brook Apts. - 2nd	Wells Fargo - Fannie Mae	6.290	3,139,967	11/01/13	1.84
Falkland Chase	Centerline - Fannie Mae	5.480	10,725,772	04/01/14	2.25
The Apts. At Wellington Trace	M&T Realty - Freddie Mac	5.520	23,444,747	04/01/14	2.25
Hawthorne Court	Centerline - Fannie Mae	5.270	33,771,096	07/01/14	2.50
The Greens at Columbia	M&T Realty-Fannie Mae	3.930	9,558,369	08/01/14	2.59
Curren Terrace - 1st	M&T Realty - Freddie Mac	5.360	13,144,502	10/01/14	2.75
Curren Terrace - 2nd	M&T Realty - Freddie Mac	5.090	9,621,479	10/01/14	2.75
Westchester West - 1st	Deutsche Bank - Freddie	6.150	26,469,410	03/01/15	3.17
Westchester West - 2nd	Deutsche Bank - Freddie	6.640	7,371,098	03/01/15	3.17
Stratford Greens	Capital One Bank	5.750	30,432,736	07/01/15	3.50
Sayville Commons	M&T Realty - Freddie Mac	5.000	38,927,336	08/01/15	3.59
Charleston Place	Wells Fargo - Freddie Mac	3.770	32,525,326	09/01/15	3.67
Charleston Place	Wells Fargo - Freddie Mac	3.770	22,446,070	09/02/15	3.67
Charleston Place	Wells Fargo - Freddie Mac	3.770	19,638,960	09/03/15	3.68
Cypress Place Apartments	Prudential - Fannie Mae	6.555	10,067,908	11/01/15	3.84
Golf Club Apartments	Prudential - Fannie Mae	6.380	32,452,713	11/01/15	3.84
Northwood Apartments	M&T Realty - Freddie Mac	5.500	10,379,285	12/01/15	3.92
Cinnamon Run - 1st	M&T Realty - Freddie Mac	5.250	49,177,203	01/01/16	4.01
Cinnamon Run - 2nd	M&T Realty - Freddie Mac	5.550	5,102,305	01/01/16	4.01
Peppertree Farm - 1st	M&T Realty - Freddie Mac	5.250	75,693,401	01/01/16	4.01
Peppertree Farm - 2nd	M&T Realty - Freddie Mac	5.550	1,855,380	01/01/16	4.01
The Hamptons/Vinings at Hamptons	Prudential - Fannie Mae	5.565	49,918,420	02/01/16	4.09
Devonshire - 1st	Wachovia - Fannie Mae	5.600	36,542,442	04/01/16	4.25
Devonshire - 2nd	Wachovia - Fannie Mae	6.235	8,236,315	04/01/16	4.25
Mid-Island	Prudential - Fannie Mae	5.480	19,161,007	04/01/16	4.25
Owings Run 1 & 2	Prudential - Fannie Mae	5.590	41,485,142	04/01/16	4.25
Country Village	Centerline - Fannie Mae	5.520	18,338,260	06/01/16	4.42
Fox Hall Apartments	Columbia Nat'l - Freddie Mac	5.610	47,000,000	06/01/17	5.42
Mill Towne Village	Prudential - Fannie Mae	5.990	24,239,000	09/01/17	5.67
Royal Gardens Apts.	M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	5.84
Village Square 1, 2 & 3	Prudential - Fannie Mae	5.810	39,285,000	12/01/17	5.92
Chatham Hill	M&T Realty - Freddie Mac	5.590	43,827,203	01/01/18	6.01
William Henry Apartments	PNC - Fannie Mae	4.850	28,268,281	01/01/18	6.01
Seminary Towers Apartments	Prudential - Fannie Mae	5.485	53,515,000	07/01/18	6.50
The Manor (MD)	Prudential - Fannie Mae	4.230	45,871,219	11/01/18	6.84
Bonnie Ridge - 1st	Prudential Life	6.600	10,088,297	12/15/18	6.96
Bonnie Ridge - 2nd	Prudential Life	6.160	17,387,756	12/15/18	6.96
Bonnie Ridge - 3rd	Prudential Life	6.070	24,485,321	12/15/18	6.96
Annapolis Roads	Amerisphere - Fannie Mae	5.120	23,686,942	01/01/19	7.01
Ridgeview at Wakefield Valley	M&T Realty - Freddie Mac	5.750	18,034,774	01/01/19	7.01
The Sycamores	M&T Realty - Freddie Mac	5.710	21,024,858	01/01/19	7.01
Top Field Apartments	M&T Realty - Fannie Mae	4.840	16,403,063	01/01/19	7.01
Westwood Village	M&T Realty - Freddie Mac	5.680	46,066,993	01/01/19	7.01
Timbercroft III - 2nd	M & T Realty - HUD	8.375	2,012,485	06/01/19	7.42
Timbercroft Townhomes 1 - 2nd	M & T Realty - HUD	8.375	1,366,325	06/01/19	7.42
The Brooke at Peachtree	Wells Fargo - Fannie Mae	5.470	12,171,034	07/01/19	7.50
Glen Manor	Prudential - Fannie Mae	5.830	7,823,706	08/01/19	7.59
Ridley Brook	Prudential - Fannie Mae	5.830	12,988,031	08/01/19	7.59
The Courts at Fair Oaks	CW Capital - Freddie Mac CME	4.500	49,126,091	08/01/19	7.59
Southern Meadows	Red Mortgage - Fannie Mae	5.360	40,263,918	10/01/19	7.76
Elmwood Terrace	M & T Realty - Fannie Mae	5.560	26,431,216	11/01/19	7.84
Lakeview	Greystone - Fannie Mae	5.310	8,974,773	12/01/19	7.92
The Landings	Prudential - Fannie Mae	5.600	25,859,290	01/01/20	8.01
East Meadow Apartments	M&T Realty - Freddie Mac	5.400	14,558,424	05/01/20	8.34
Selford Townhomes	M&T Realty - Freddie Mac	5.400	8,801,358	05/01/20	8.34
South Bay Manor	M&T Realty - Freddie Mac	5.400	6,674,363	05/01/20	8.34
Stone Ends Apts.	M&T Realty - Freddie Mac	5.400	24,790,491	05/01/20	8.34
Tamarron Apartments	M&T Realty - Freddie Mac	5.400	14,566,247	05/01/20	8.34
The Manor (VA)	M&T Realty - Freddie Mac	5.400	13,671,442	05/01/20	8.34

PROPERTY	LENDER	INTEREST RATE	12/31/11 BALANCE	MATURITY DATE	YEARS TO MATURITY
Woodmont Village	M&T Realty - Freddie Mac	5.400	9,864,366	05/01/20	8.34
Trexler Park	Greystone - Fannie Mae	4.340	38,068,190	08/01/20	8.59
Arbor Park of Alexandria	Prudential - Fannie Mae	4.350	95,967,695	11/01/20	8.84
New Orleans Park	M & T Realty - Fannie Mae	4.580	23,320,832	11/01/20	8.84
Racquet Club East	PNC - Fannie Mae	4.740	37,314,760	12/01/20	8.93
Heritage Woods Apts	Greystone - Fannie Mae	5.390	14,326,475	01/01/21	9.01
The Meadows at Marlborough	Prudential - Fannie Mae	5.500	20,922,242	01/01/21	9.01
Home Properties of Devon	M & T Realty - Fannie Mae	4.850	60,116,136	08/01/21	9.59
Pleasant View Gardens	Prudential - Fannie Mae	4.510	94,933,329	11/01/21	9.84
Dunfield Townhomes	Midland Loan Services - HUD	5.250	11,461,714	09/01/28	16.68
Highland House	Arbor Comml - Fannie Mae	6.320	5,741,099	01/01/29	17.02
Westwoods	Midland Loan Services - HUD	5.940	3,469,555	06/01/34	22.43
WTD AVG - FIXED SECURED		**5.337**	2,058,724,591		**5.84**
VARIABLE RATE SECURED					
Virginia Village	Wachovia - Freddie Mac	1.990	29,101,661	07/01/15	3.50
Hill Brook Apts	M&T Realty - Freddie Mac	3.561	12,571,956	09/01/16	4.67
Wayne Village	M&T Realty - Freddie Mac	3.658	25,602,663	09/01/16	4.67
Cider Mill Apts	M&T Realty - Freddie Mac	3.441	61,497,280	01/01/17	5.01
The Heights at Marlborough	PNC Real Estate - Freddie Mac	3.641	23,135,206	01/01/17	5.01
Sherry Lake	M&T Realty - Freddie Mac	3.167	25,507,991	04/01/17	5.25
Falkland Chase	Montgomery Cty HOC-Fannie	1.190	24,695,000	10/01/30	18.76
WTD AVG - VARIABLE SECURED		**2.981**	202,111,756		**6.44**
WTD AVG - TOTAL SECURED DEBT		**5.126**	2,260,836,347		**5.89**
FIXED RATE UNSECURED					
Senior Notes - Series A	Various Investors	4.460	90,000,000	12/19/18	6.97
Senior Notes - Series B	Various Investors	5.000	60,000,000	12/19/21	9.98
VARIABLE RATE UNSECURED					
Revolving Line of Credit	M and T Bank et. al.	1.6125	2,500,000	12/08/15	3.94
Bank Term Loan	M and T Bank et. al.	1.6125	250,000,000	12/08/16	4.94
WTD AVG - TOTAL UNSECURED DEBT		**2.754**	402,500,000		**6.14**
TOTAL COMBINED DEBT		**4.768**	2,663,336,347		**5.93**

% OF PORTFOLIO - FIXED	82.9%	
% OF PORTFOLIO - VARIABLE	17.1%	

WTG AVG - TOTAL FIXED RATE DEBT	**5.292**	**6.00**
WTD AVG - TOTAL VARIABLE RATE DEBT	**2.221**	**5.60**

DEBT MATURITY SCHEDULE Exclusive of Revolving Line of Credit

YEAR OF MATURITY	FIXED RATE WTD AVG RATE	FIXED RATE DEBT	VARIABLE RATE WTD AVG RATE	VARIABLE RATE DEBT	TOTAL DEBT	% OF TOTAL
2012	6.86	38,939,795	-	-	38,939,795	1.46%
2013	6.05	191,528,822	-	-	191,528,822	7.20%
2014	5.22	100,265,964	-	-	100,265,964	3.77%
2015	5.17	230,710,842	1.99	29,101,661	259,812,503	9.76%
2016	5.45	305,509,876	1.88	288,174,619	593,684,494	22.31%
2017	5.78	157,524,000	3.42	110,140,476	267,664,476	10.06%
2018	5.08	313,443,077	-	-	313,443,077	11.78%
2019	5.36	286,374,208	-	-	286,374,208	10.76%
2020	4.83	313,457,458	-	-	313,457,458	11.78%
2021	4.84	250,298,182			250,298,182	9.41%
2022 - 2034	5.66	20,672,368	1.19	24,695,000	45,367,368	1.71%
TOTAL	**5.292**	$ 2,208,724,591	**2.224**	$ 452,111,756	$ 2,660,836,347	**100.00%**

Unencumbered Properties
12/31/2011

Property	# Units	Market	State
Middlebrooke Apartments	208	Baltimore	MD
Morningside Heights	1,050	Baltimore	MD
The Coves at Chesapeake	469	Baltimore	MD
Westbrooke Apartments	110	Baltimore	MD
Cambridge Court	544	Baltimore	MD
Gardencrest	696	Boston	MA
The Commons at Haynes Farm	302	Boston	MA
The Townhomes of Beverly	204	Boston	MA
The Village at Marshfield	276	Boston	MA
Blackhawk Apartments	371	Chicago	IL
Courtyards Village	224	Chicago	IL
Lakeview Townhomes	120	Chicago	IL
The Colony	783	Chicago	IL
The Gates of Deer Grove	204	Chicago	IL
Bayview & Colonial	160	Long Island	NY
Cambridge Village	82	Long Island	NY
Crescent Club	257	Long Island	NY
Heritage Square	80	Long Island	NY
Holiday Square	144	Long Island	NY
Lake Grove Apartments	368	Long Island	NY
Yorkshire Village	40	Long Island	NY
Liberty Commons	120	Portland	ME
East Hill Gardens	33	Northern NJ	NJ
Jacob Ford Village	270	Northern NJ	NJ
Pleasure Bay	270	Northern NJ	NJ
Windsor Realty	67	Northern NJ	NJ
Chesterfield Apartments	247	Philadelphia	PA
Glen Brook	174	Philadelphia	PA
Racquet Club South	103	Philadelphia	PA
Waterview	203	Philadelphia	PA
1200 East West Highway	247	Suburban Washington, DC	MD
Braddock Lee	255	Suburban Washington, DC	VA
Cobblestone Square	51	Suburban Washington, DC	VA
Hunter's Glen	108	Suburban Washington, DC	MD
Mt. Vernon Square	1,387	Suburban Washington, DC	VA
Newport Village	937	Suburban Washington, DC	VA
Seminary Hill	296	Suburban Washington, DC	MD
Somerset Park	108	Suburban Washington, DC	VA
The Courts at Dulles	411	Suburban Washington, DC	VA
The Courts at Huntington Station	421	Suburban Washington, DC	MD
Village at Potomac Falls	247	Suburban Washington, DC	VA
Woodleaf Apartments	228	Suburban Washington, DC	MD

Total Number of Units:	**12,875**
Total Number of Properties:	**42**

Recurring Capital Expenditure Summary

For 2011, the Company estimates that the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment will remain unchanged at $800 per apartment unit.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen and bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, among other items community centers, new windows, and kitchen and bath apartment upgrades. Revenue generating capital improvements will directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit		Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]		Maintenance Expense Cost Per Unit Per Year[3]		Total Cost Per Unit Per Year	
Appliances	$	1,437	9	$	160	$	13	$	173
Blinds, shades		135	3		45		7		52
Carpets, cleaning		770	4		193		180		373
Computers, equipment, misc.[4]		120	6		20		18		38
Contract repairs		-	-		-		147		147
Exterior painting [5]		84	3		28		-		28
Flooring		250	9		28		-		28
Furnace, air (HVAC)		847	24		35		105		140
Hot water heater		260	7		37		-		37
Interior painting		-	-		-		205		205
Kitchen, bath cabinets upgrades		1,200	15		80		-		80
Landscaping site		-	-		-		131		131
New roof		800	24		33		-		33
Parking lot site		540	15		36		-		36
Pool, exercise facility		130	15		9		54		63
Windows major		1,505	20		75		-		75
Miscellaneous [6]		351	17		21		-		21
Total	$	8,429		$	800	$	860	$	1,660

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $860 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's Core Properties expense detail schedule.

[4] Includes computers, office equipment, furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as balconies, siding, and concrete sidewalks.

The breakdown of costs above reflects the Company's unique strategies to improve every property every year regardless of age, and to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. These strategies result in higher costs of capital expenditures and maintenance costs which permit the Company to realize higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that on an annual basis $800 per unit is spent on recurring capital expenditures in 2011 and 2010. During the three months ended December 31, 2011 and 2010, approximately $200 per unit was spent on recurring capital expenditures. For the twelve months ended December 31, 2011 and 2010, approximately $800 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring, and non-recurring revenue generating, capital improvements for the three and twelve months ended December 31, 2011 as follows:

For the three months ended December 31, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 111	$ 3	$ 111	$ 3
Major building improvements	1,234	31	4,069	102	5,303	133
Roof replacements	328	8	828	21	1,156	29
Site improvements	448	11	5,222	131	5,670	142
Apartment upgrades	1,244	31	14,068	354	15,312	385
Appliances	1,592	40	391	10	1,983	50
Carpeting/flooring	2,199	55	1,994	50	4,193	105
HVAC/mechanicals	716	18	4,587	115	5,303	133
Miscellaneous	199	6	906	23	1,105	29
Totals	$ 7,960	$ 200	$ 32,176	$ 809	$ 40,136	$ 1,009

[a] Calculated using the weighted average number of units owned, including 34,950 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 2,231 for the three months ended December 31, 2011.

For the twelve months ended December 31, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 786	$ 20	$ 786	$ 20
Major building improvements	4,755	124	11,535	301	16,290	425
Roof replacements	1,265	33	2,586	67	3,851	100
Site improvements	1,726	45	13,777	359	15,503	404
Apartment upgrades	4,794	125	40,573	1,058	45,367	1,183
Appliances	6,136	160	817	21	6,953	181
Carpeting/flooring	8,475	221	4,890	128	13,365	349
HVAC/mechanicals	2,761	72	11,400	297	14,161	369
Miscellaneous	767	20	3,179	83	3,946	103
Totals	$ 30,679	$ 800	$ 89,543	$ 2,334	$ 120,222	$ 3,134

[a] Calculated using the weighted average number of units owned, including 34,950 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 784 for for the twelve months ended December 31, 2011.

Capital Expenditure Summary (continued)

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended December 31, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 6,991	$ 200	$ 24,967	$ 714	$ 31,958	$ 914
2011 Acquisition Communities	446	200	2,464	1,104	2,910	1,304
2010 Acquisition Communities	523	200	4,745	1,815	5,268	2,015
Sub-total	7,960	200	32,176	809	40,136	1,009
Corporate office expenditures [b]	-	-	-	-	512	-
	$ 7,960	$ 200	$ 32,176	$ 809	$ 40,648	$ 1,009

[a] Calculated using the weighted average number of units owned, including 34,950 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 2,231 for the three months ended December 31, 2011.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements.

For the twelve months ended December 31, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 27,961	$ 800	$ 74,070	$ 2,119	$ 102,031	$ 2,919
2011 Acquisition Communities	627	800	2,946	3,758	3,573	4,558
2010 Acquisition Communities	2,091	800	12,527	4,792	14,618	5,592
Sub-total	30,679	800	89,543	2,334	120,222	3,134
Corporate office expenditures [b]	-	-	-	-	2,245	-
	$ 30,679	$ 800	$ 89,543	$ 2,334	$ 122,467	$ 3,134

[a] Calculated using the weighted average number of units owned, including 34,950 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 784 for for the twelve months ended December 31, 2011.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 12/31/2011	Quarter 12/31/2010	Change
Net Operating Income	$ 79,978	$ 73,313	9.1%
Less: Non Recurring Cap Ex @ 6%	(1,498)	-	-
Adjusted Net Operating Income	$ 78,480	$ 73,313	7.0%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Pipeline as of December 31, 2011
($ in thousands)

	Property Type	# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred [3]	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:									
Eleven55 Ripley	High Rise	379	$ 111,200	$ 293.4	$ 25,476	4Q 11	3Q 13	1Q 14	n/a
Silver Spring, MD									
The Apartments at Cobblestone Square	Garden	314	49,100	156.4	31,482	1Q 11	4Q 11	1H 12	52.9% [1]
Fredericksburg, VA									
Pre-construction:									
Courts at Spring Mill Station	Donut/Podium	385	78,500	203.9	13,129	2Q 12	2H 13	1H 14	n/a
Conshohocken, PA									
Falkland North [2]	High Rise	tbd	tbd	tbd	4,409	tbd	tbd	tbd	n/a
Silver Spring, MD									
Under contract:									
Westpark Tysons (part of Arbor Park) [2]	Mid Rise/High Rise	≈ 600+	205,000	tbd	214	1H 14	tbd	tbd	n/a
Tysons Corner, VA									
Total					$ 74,710				

[1] Physical occupancy percentage is calculated using 51 available units at December 31, 2011.

[2] Costs incurred are classified as Other Assets at December 31, 2011 for these projects.

[3] Costs classified as Construction in Progress at December 31, 2011 are comprised of:

Courts at Spring Mill Station	$ 13,129
Eleven55 Ripley	25,476
The Apartments at Cobblestone Square	25,596
	$ 64,201

2012 Earnings Guidance	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
2012 compared to 2011					
FFO per share - **2012** guidance	$.90 - $.94	Information for subsequent quarters will			$3.79 - $3.95
Midpoint of guidance	$0.92	be provided in future earnings press releases			$3.87
FFO per share - **2011** actual	$0.865	$0.867	$0.866	$0.934	$3.539
Improvement projected	6.4%				9.4%

2012 compared to 2011 based on "Operating FFO"					
FFO per share - **2012** Operating FFO	$.91 - $.95	Information for subsequent quarters will			$3.83 - $3.99
Midpoint of guidance	$0.93	be provided in future earnings press releases			$3.91
Operating FFO per share - **2011** actual	$0.865	$0.869	$0.896	$0.959	$3.599
Improvement projected	7.6%				8.6%
Difference between FFO and OFFO is expensed acquisition costs					

Same store assumptions:					
Same store total revenue growth	4.5%	Information for subsequent quarters will			4.0% to 5.0%
Same store expense growth	1.6%	be provided in future earnings press releases			3.0% to 4.0%
Same store NOI growth	6.5%				4.0% to 6.0%

In 2011, weighted average rent was up 3.7% and economic occupancy was up 0.4%, producing 4.1% base rental growth. Other income was up at a slightly higher pace, resulting in 4.2% growth in total revenue.

In 2012, we expect weighted average rent will be up 4.7%, but economic occupancy will be down 0.1%, producing 4.6% base rental growth. Other income will grow at a slightly slower pace, resulting in 4.5% growth in total revenue at the midpoint of guidance.

2011 enjoyed the benefit of occupancy gain that is not expected to be repeated in 2012 as we are now at level that will be difficult to improve upon.

After three consecutive years of negative expense growth, we expect pressure on certain line items that will result in Operating and Maintenance expenses going up 3.0 to 4.0%. Real estate taxes are expected to go up 3.3%, water and sewer (controlled by local municipalities) is expected to increase 6.0%, personnel costs (specifically from health care) is expected to go up 4.9%, and property insurance is projected to go up over 50%.

Occupancy assumptions:					
		Information for subsequent quarters will			
Same store **2012** physical occupancy	95.1%	be provided in future earnings press releases			95.3%
Same store **2011** physical occupancy	95.3%	95.8%	95.5%	95.3%	95.5%
Change in occupancy	-0.2%				-0.2%

Annual growth by region:	**2011**	**2012** Same Store Growth Projection		
	% of NOI	Total Revenue	Expenses	NOI
Philadelphia	12.4%	4.4%	2.0%	6.2%
Boston	8.2%	5.3%	3.8%	6.2%
Baltimore	22.7%	4.5%	3.3%	5.2%
Washington, DC	30.6%	4.5%	3.6%	5.1%
New Jersey/Long Island	20.9%	3.7%	3.1%	4.1%
Chicago	3.8%	4.4%	6.1%	3.0%
Florida	1.4%	3.0%	4.0%	1.8%
Total	100.0%	4.5%	3.5%	5.0%

2012 Earnings Guidance

Expense growth rates assumed for the midpoint of guidance for every expense category are as follows:

	% of Total Expenses	% Increase Over 2011
Electricity	3.7%	2.7%
Natural gas heating costs	7.4%	0.5%
Water and sewer	8.3%	6.0%
Repairs and maintenance	14.8%	0.9%
Total personnel costs	23.6%	4.9%
Real estate taxes	24.1%	3.3%
Property insurance	3.9%	53.9%
Advertising	2.1%	2.5%
Legal & Professional	0.7%	-19.3%
Office & telephone	2.7%	0.2%
Snow removal	0.3%	-53.8%
Trash	1.5%	5.7%
Property management G & A	6.9%	-4.1%
	100.0%	3.5%

General & Administrative costs are expected to increase 3.6% at the midpoint and range between $29.8 million and $30.6 million. The first two quarters are when we anticipate normal equity grants, pushing the dollar amount up higher in comparison to the year as a whole. We expect the first quarter to range from $7.9 million to $8.1 million, and the second quarter to range from $9.6 million to $9.8 million. The last two quarters settle back down to a range of $6.1 million to $6.3 million.

Interest Expense is projected to be $127.5 million to $128.1 million for the year, without significant differences between the quarters. Greater use of the lower rate line of credit will offset increased expense from development units placed in service. The secured loans that mature in 2012 have a weighted average interest rate of 6.9%. Our plan is to pay these off using the line of credit, also producing savings.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Quarter
Development NOI 2012 projected run rate	$25	$175	$400	$625	$1,225

Acquisition range of $200 million to $300 million.

Anticipated **expense from acquisition costs** for 2012 of $1.6 million versus actual of $3.2 million in 2011.

Disposition range of $50 million to $150 million

Development spend of $90 million.

Capital expenditures:

Recurring	$34 million
Upgrading and repositioning	$100 million